Filed Pursuant to Rule 424(b)(2)

File No. 333-159738

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium Term Notes, Series K, Notes Linked to the S&P 500 Index due September 10, 2014	$1,500,000	$106.95

(1)

The total filing fee of $106.95 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

PRICING SUPPLEMENT No. 15 dated September 7, 2010 (To Product Supplement No. 2 dated June 17, 2010, Prospectus Supplement dated April 23, 2010 and Prospectus dated June 4, 2009)

Wells Fargo & Company Medium-Term Notes, Series K Equity Linked Securities Upside Participation To A Cap And Contingent Downside Protection

Access Securities Notes Linked to the S&P 500® Index due September 10, 2014

■   Linked to the S&P 500® Index

■   100% participation in the upside performance of the S&P 500 Index, subject to a cap of 162% of the original offering price per note

■   Contingent minimum return of 8% so long as the ending level of the S&P 500 Index has not declined by more than 40% from the starting level

■   Protection against a decline in the S&P 500 Index as long as the ending level has not declined by more than 40% from the starting level

■   Full downside exposure to decreases in the level of the S&P 500 Index if the ending level has declined by more than 40% from the starting level

■   Term of approximately 4 years

■   No periodic interest payments

■   May lose some, or all, of the original offering price

Investing in the notes involves risks. See “Risk Factors” on page PRS-5.

The notes are unsecured obligations of Wells Fargo and all payments on the notes are subject to the credit risk of Wells Fargo. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction. The notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	100.00%	2.50%	97.50%
Total	$1,500,000	$37,500	$1,462,500

(1)

In addition to the agent discount, the original offering price specified above includes structuring and development costs. The agent discount and structuring and development costs total approximately $34.19 per $1,000 note. See “Plan of Distribution” in the accompanying prospectus supplement for further information including information regarding how we may hedge our obligations under the notes.

Wells Fargo Securities

Access Securities Notes Linked to the S&P 500® Index due September 10, 2014

Investment Description

The Notes Linked to the S&P 500® Index due September 10, 2014 are senior unsecured debt securities of Wells Fargo & Company that provide (i) the possibility of a return, subject to a cap, if the ending level of the S&P 500 Index (the “Index”) increases from the starting level, (ii) the possibility of an 8% contingent minimum return so long as the ending level of the Index does not decline by more than 40% from the starting level, (iii) return of principal if, and only if, the ending level of the Index is not less than the threshold level and (iv) full exposure to decreases in the level of the Index from the starting level if the ending level is less than the threshold level. If the ending level is less than the threshold level, you will lose some, and possibly all, of the original offering price of your notes.

You should read this pricing supplement together with the accompanying product supplement no. 2 dated June 17, 2010, prospectus supplement dated April 23, 2010 and prospectus dated June 4, 2009 for additional information about the notes. You should not rely on any free writing prospectus filed prior to the date of this pricing supplement in connection with making a decision to invest in the notes unless it specifically refers to the notes. Information included in this pricing supplement supercedes information in the accompanying product supplement, prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the accompanying product supplement.

Investor Considerations

We have designed the notes for investors who:

¡	seek exposure to the upside performance of the Index and want to protect against a significant decline in the Index by:

☐

participating 100% in any increase in the ending level over the starting level, subject to the capped value of 162% of the original offering price per note, and receiving an 8% contingent minimum return so long as the ending level of the Index does not decline more than 40% from the starting level; and

☐	protecting against any decline in the Index, as long as the ending level has not declined by more than 40% from the starting level;

¡

understand that if any decline in the ending level is more than 40% of the starting level, they will be fully exposed to the decrease in the Index from the starting level and will lose some, and possibly all, of the original offering price of the notes;

¡	do not seek current income; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect the level of the Index to decrease more than 40% from its starting level;

¡	seek a greater contingent minimum return;

¡	seek full exposure to the upside performance of the Index;

¡	seek full principal protection for their investment;

¡	seek exposure to the Index but are unwilling to accept the risk/return trade-offs inherent in the payment at stated maturity for the notes;

¡	are unwilling to accept the credit risk of Wells Fargo to obtain exposure to the Index generally, or to the exposure to the Index that the notes provide specifically; and

¡	prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500®,” and “500®” are trademarks of Standard & Poor’s and have been licensed for use by us. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the notes.

PRS-2

Access Securities Notes Linked to the S&P 500® Index due September 10, 2014

Terms of the Notes

Market Measure:	S&P 500 Index (the “Index”)

Pricing Date:	September 7, 2010

Issue Date:	September 10, 2010

The “redemption amount” per note will equal:

•If the ending level is greater than or equal to the starting level, the original offering price per note plus the greater of:

(i)     the contingent minimum return; and

(ii)	original offering price per note	x	ending level – starting level	x participation rate	,
starting level

Redemption Amount:

provided that the redemption amount will not be greater than the capped value;

•If the ending level is less than the starting level, but greater than or equal to the threshold level: the original offering price per note plus the contingent minimum return; or

•If the ending level is less than the threshold level: the original offering price per note minus:

original offering price per note	x	starting level – ending level
starting level

If the ending level is less than the threshold level, you will lose some, and possibly all, of the original offering price of your notes.

Stated Maturity Date:	September 10, 2014, subject to postponement if a market disruption event occurs.

Starting Level:

1091.84, the closing level of the Index on the pricing date.

The “closing level” of the Index on any trading day means the official closing level of the Index as reported by the index sponsor on such trading day.

Ending Level:	The “ending level” will be the closing level of the Index on the calculation day.

Contingent Minimum Return:	The contingent minimum return is 8% of the original offering price per note ($80 per $1,000 note). References in this pricing supplement to a “$1,000 note” are to a note with an original offering price of $1,000.

PRS-3

Access Securities Notes Linked to the S&P 500® Index due September 10, 2014

Terms of the Notes (Continued)

Capped Value:	The capped value is 162% of the original offering price per note ($1,620 per $1,000 note).

Threshold Level:	655.10, which is equal to 60% of the starting level.

Participation Rate:	100%

Calculation Day:	September 3, 2014 or, if such day is not a trading day, the next succeeding trading day. The calculation day is subject to postponement due to the occurrence of a market disruption event.

Calculation Agent:	Wells Fargo Securities, LLC

Tax Consequences:

The United States federal income tax consequences of your investment in the notes are uncertain. We urge you to read the discussion on page PS-19 of the accompanying product supplement and discuss the tax consequences of your investment in the notes with your tax advisor.

There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described in the accompanying product supplement under “United States Federal Income Tax Considerations” is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment obligations. Please see the discussion on such alternative treatment under “United States Federal Income Tax Considerations—Alternative Treatments” on page PS-23 in the accompanying product supplement.

Agent:	Wells Fargo Securities, LLC. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of 2.50% of the original offering price of the notes. Such securities dealers may include Wells Fargo Investments, LLC or Wells Fargo Advisors, LLC. Wells Fargo Investments, LLC and Wells Fargo Advisors, LLC are our affiliates.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP:	94986RAS0

PRS-4

Access Securities Notes Linked to the S&P 500® Index due September 10, 2014

Risk Factors

Your investment in the notes involves risks. The risks set forth below are discussed more fully in the accompanying product supplement.

•	You May Lose Up To All of Your Investment.

•	Your Yield May Be Lower Than The Yield On Other Debt Securities Of Comparable Maturity.

•	Your Return Will Be Limited By A Capped Value And May Not Reflect The Return On A Direct Investment In The Market Measure.

•	The Notes Are Subject To The Credit Risk Of Wells Fargo.

•	No Periodic Interest Will Be Paid On The Notes.

•

The Inclusion Of The Agent Discount Or Commission And Structuring And Development Costs In The Original Offering Price Of The Notes And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

•	The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•	We Do Not Expect A Trading Market For The Notes To Develop.

•	Your Return On The Notes Could Be Less Than If You Owned Securities Included In A Market Measure.

•	Historical Values Of A Market Measure Should Not Be Taken As An Indication Of The Future Performance Of Such Market Measure During The Term Of The Notes.

•	Changes That Affect A Market Measure May Affect The Value Of The Notes And The Amount You Will Receive At Stated Maturity.

•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In A Market Measure.

•	We And Our Affiliates Have No Affiliation With Any Index Sponsor And Are Not Responsible For Its Public Disclosure Of Information.

•	The Calculation Agent Can Postpone The Stated Maturity Date If A Market Disruption Event Occurs.

•	Research Reports And Other Transactions May Create Conflicts Of Interest Between You And Us.

•	Potential Conflicts Of Interest Could Arise.

•	Trading And Other Transactions By Us Or Our Affiliates Could Affect The Level Of A Market Measure, Prices Of Securities Included In A Market Measure Or The Value Of The Notes.

•	Significant Aspects Of The Tax Treatment Of The Notes Are Uncertain.

PRS-5

Access Securities Notes Linked to the S&P 500® Index due September 10, 2014

Determining Payment at Stated Maturity

On the stated maturity date, you will receive a cash payment per $1,000 note (the redemption amount) calculated as follows:

Hypothetical Payout Profile

The following profile is based on a capped value of 162% or $1,620 per $1,000 note, a participation rate of 100% and a threshold level equal to 60% of the starting level. This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual ending level and the term of your investment.

PRS-6

Access Securities Notes Linked to the S&P 500® Index due September 10, 2014

Hypothetical Payments at Stated Maturity

Set forth below are five examples of payment at stated maturity calculations (rounded to two decimal places), assuming hypothetical ending levels as indicated in the examples.

Example 1. Redemption amount reflects a return equal to the contingent minimum return:

Starting level: 1091.84

Hypothetical ending level: 1150.00

Since the hypothetical ending level is greater than the starting level, but not by more than 8%, the redemption amount would equal $1,000 plus the contingent minimum return.

On the stated maturity date you would receive $1,080.00 per $1,000 note.

Example 2. Redemption amount is less than the capped value but reflects a return greater than the contingent minimum return:

Starting level: 1091.84

Hypothetical ending level: 1600.00

Since the hypothetical ending level is greater than the starting level by more than 8%, but not by more than 62%, the redemption amount would equal:

$1,000 +	$1,000	x	1600.00 – 1091.84	x 100%	= $	1,465.42
1091.84

On the stated maturity date you would receive $1,465.42 per $1,000 note.

Example 3. Redemption amount is equal to the capped value:

Starting level: 1091.84

Hypothetical ending level: 2000.00

Since the hypothetical ending level is greater than the starting level by more than 62%, the redemption amount would equal the capped value since the capped value is less than:

$1,000 +	$1,000	x	2000.00 – 1091.84	x 100%	= $	1,831.77
1091.84

On the stated maturity date you would receive $1,620.00 per $1,000 note.

PRS-7

Access Securities Notes Linked to the S&P 500® Index due September 10, 2014

Hypothetical Payments at Stated Maturity (Continued)

Example 4. Redemption amount reflects a return equal to the contingent minimum return because the ending level is greater than the threshold level:

Starting level: 1091.84

Hypothetical ending level: 800.00

Threshold level: 655.10, which is 60% of the starting level.

Since the hypothetical ending level is less than the starting level, but not by more than 40%, you would receive $1,000 plus the contingent minimum return.

On the stated maturity date you would receive $1,080.00 per $1,000 note.

Example 5. Redemption amount is less than the original offering price:

Starting level: 1091.84

Hypothetical ending level: 600.00

Threshold level: 655.10, which is 60% of the starting level.

Since the hypothetical ending level is less than the starting level by more than 40%, you would lose a portion of the original offering price of your notes and receive the redemption amount equal to:

$1,000 –	$1,000	x	1091.84 – 600.00	= $	549.53
1091.84

On the stated maturity date you would receive $549.53 per $1,000 note.

To the extent that the ending level differs from the levels assumed above, the results indicated above would be different.

PRS-8

Access Securities Notes Linked to the S&P 500® Index due September 10, 2014

Hypothetical Returns

The following table illustrates a range of hypothetical ending levels of the Index:

•	the hypothetical percentage change from the starting level to the hypothetical ending level;

•	the hypothetical redemption amount payable at stated maturity per $1,000 note;

•	the hypothetical total pre-tax rate of return; and

•	the hypothetical pre-tax annualized rate of return.

Hypothetical ending level	Hypothetical percentage change from the starting level to the hypothetical ending level	Hypothetical redemption amount payable at stated maturity per $1,000 note	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(1)
1856.13	70.00%	$1,620.00	62.00%	12.42%
1746.94	60.00%	$1,600.00	60.00%	12.09%
1637.76	50.00%	$1,500.00	50.00%	10.39%
1528.58	40.00%	$1,400.00	40.00%	8.59%
1310.21	20.00%	$1,200.00	20.00%	4.61%
1146.43	5.00%	$1,080.00	8.00%	1.93%
1091.84(2)	0.00%	$1,080.00	8.00%	1.93%
982.66	-10.00%	$1,080.00	8.00%	1.93%
873.47	-20.00%	$1,080.00	8.00%	1.93%
655.10	-40.00%	$1,080.00	8.00%	1.93%
644.19	-41.00%	$ 590.00	-41.00%	-12.76%
545.92	-50.00%	$ 500.00	-50.00%	-16.59%
436.74	-60.00%	$ 400.00	-60.00%	-21.63%

(1)	The annualized rates of return are calculated on a semi-annual bond equivalent basis.
(2)	The starting level.

The above figures are for purposes of illustration only. The actual amount you receive at stated maturity and the resulting pre-tax rates of return will depend on the actual ending level.

PRS-9

Access Securities Notes Linked to the S&P 500® Index due September 10, 2014

The S&P 500 Index

See “The S&P 500 Index” in Annex A to the accompanying product supplement for information about the S&P 500 Index. Wells Fargo & Company is one of the companies currently included in the S&P 500 Index.

We obtained the closing levels listed below from Bloomberg Financial Markets (“Bloomberg”). You can obtain the level of the S&P 500 Index at any time from Bloomberg under the symbol “SPX” or from the Standard & Poor’s website at www.standardandpoors.com. We make no representation or the warranty as to the accuracy or completeness of the information obtained from these sources. No information contained on the Standard & Poor’s website is incorporated by reference into this pricing supplement.

The following graph sets forth end-of-period closing levels of the S&P 500 Index for each month in the period from January 1999 through August 2010. The closing level on September 7, 2010 was 1091.84.

PRS-10

Access Securities Notes Linked to the S&P 500® Index due September 10, 2014

The S&P 500 Index (Continued)

The following table sets forth the high and low closing levels, as well as end-of-period closing levels, of the S&P 500 Index for each quarter in the period from January 1, 1999 through June 30, 2010 and for the period from July 1, 2010 to September 7, 2010.

	High	Low	Period-End
1999
First Quarter	1316.55	1212.19	1286.37
Second Quarter	1372.71	1281.41	1372.71
Third Quarter	1418.78	1268.37	1282.71
Fourth Quarter	1469.25	1247.41	1469.25
2000
First Quarter	1527.46	1333.36	1498.58
Second Quarter	1516.35	1356.56	1454.60
Third Quarter	1520.77	1419.89	1436.51
Fourth Quarter	1436.28	1264.74	1320.28
2001
First Quarter	1373.73	1117.58	1160.33
Second Quarter	1312.83	1103.25	1224.42
Third Quarter	1236.72	965.80	1040.94
Fourth Quarter	1170.35	1038.55	1148.08
2002
First Quarter	1172.51	1080.17	1147.39
Second Quarter	1146.54	973.53	989.82
Third Quarter	989.03	797.70	815.28
Fourth Quarter	938.87	776.76	879.82
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1011.66	858.48	974.50
Third Quarter	1039.58	965.46	995.97
Fourth Quarter	1111.92	1018.22	1111.92
2004
First Quarter	1157.76	1091.33	1126.21
Second Quarter	1150.57	1084.10	1140.84
Third Quarter	1129.30	1063.23	1114.58
Fourth Quarter	1213.55	1094.81	1211.92
2005
First Quarter	1225.31	1163.75	1180.59
Second Quarter	1216.96	1137.50	1191.33
Third Quarter	1245.04	1194.44	1228.81
Fourth Quarter	1272.74	1176.84	1248.29
2006
First Quarter	1307.25	1254.78	1294.83
Second Quarter	1325.76	1223.69	1270.20
Third Quarter	1339.15	1234.49	1335.85
Fourth Quarter	1427.09	1331.32	1418.30
2007
First Quarter	1459.68	1374.12	1420.86
Second Quarter	1539.18	1424.55	1503.35
Third Quarter	1553.08	1406.70	1526.75
Fourth Quarter	1565.15	1407.22	1468.36
2008
First Quarter	1447.16	1273.37	1322.70
Second Quarter	1426.63	1278.38	1280.00
Third Quarter	1305.32	1106.39	1166.36
Fourth Quarter	1161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1071.66	879.13	1057.08
Fourth Quarter	1127.78	1025.21	1115.10
2010
First Quarter	1174.17	1056.74	1169.43
Second Quarter	1217.28	1030.71	1030.71
July 1, 2010 to September 7, 2010	1127.79	1022.58	1091.84

PRS-11